

March 1, 2019

Paul Adler
President and Chief Financial Officer
Global Diversified Marketing Group Inc.
4042 Austin Boulevard, Suite B
Island Park, New York 11558

      Re: Global Diversified Marketing Group Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed February 19, 2019
          File No. 333-228706

Dear Mr. Adler:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2019 letter.

Form S-1/A1 Filed February 19, 2019

Financial Statements
General, page F-1

1.   We understand that prior to effectiveness you will update the registration statement to include audited financial statements as of and for the fiscal years ended December 31, 2018 and December 31, 2017, in accordance with Rule 8-08 of Regulation S-X, and that these financial statements will reflect the historical operations of Global Diversified Holdings, Inc. (GDHI) as your predecessor for periods prior to June 13, 2018, when common control was established in advance of the merger. We also understand that you will include the historical financial statements of GDHI as your predecessor for any comparable historical periods that are required in your periodic reports, beginning with

your Form 10-K for the fiscal year ended December 31, 2018, and continuing with your subsequent interim reports on Form 10-Q. Please contact us by telephone if you require further clarification or guidance.

2.   Given the financial statement presentation that is required for GDHI, as your predecessor and an entity merged under common control, once you have updated the filing to include audited financial statements for the 2018 fiscal year, you may remove the pro forma financial statements that you added toward the end of your amendment, unless you believe these continue to have some utility.

Global Diversified Marketing Group, Inc.
Financial Statements
Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-5
Income Taxes, page F-6

3.   We note that no accounting for income taxes was reported in the historical financial statements of GDHI, due to the election to be taxed as an S-Corporation under provisions of the Internal Revenue Code. However, such provisions indicate this election may not be sustained beyond the date of your merger. Tell us if you have a different view and if so, explain how you have considered the public company status of the new owner subsequent to the merger in formulating that view. Otherwise, please address the requirements pertaining to the change in tax status, including the guidance in FASB ASC 740-10-25-6, 740-10-25-32, 740-10-35-2, 740-10-45-19, and SAB Topic 4:B.

If your tax status has changed, also provide all of the disclosures that are required by FASB ASC 740-10-50 in your financial statements for the fiscal year ended December 31, 2018. Under these circumstances, your historical Statements of Operations for the periods of and prior to the change in tax status should include several lines following the GAAP information to present pro-forma tax expense and the related pro forma effects on your net income and earnings per share, based on the statutory tax rates in effect for such periods, consistent with FASB ASC 740-10-50-14. Any subsequent periodic filings that include comparative Statements of Operations for periods prior to the change in tax status should also show the pro forma tax effects in this manner.

Paul Adler
Global Diversified Marketing Group Inc.
March 1, 2019
Page 3

You may contact Lily Dang - Staff Accountant at (202) 551-3867 or Jenifer Gallagher - Staff Accountant at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty - Attorney Advisor at (202) 551-3271 or Lauren Nguyen - Legal Branch Chief at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources

cc: Lee Cassidy, Esq.